SIERRA WIRELESS, INC. (the “Corporation”) Annual General and Special Meeting of Shareholders May 21, 2020 REPORT OF VOTING RESULTS Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations Common Shares represented at the Meeting: 26,471,718 Total issued and outstanding Common Shares as at record date: 36,337,256 Percentage of issued and outstanding Common Shares represented: 72.85% Business of the Meeting 1. The shareholders of the Corporation (“Shareholders”) voted by way of ballot and the following nominees were elected as directors of the Corporation to serve until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Corporation or with the provisions of the Canada Business Corporations Act (the “CBCA”). Nominee Votes For % Votes For Votes Withheld % Votes Withheld Gregory D. Aasen 16,516,793 95.88% 710,445 4.12 Robin A. Abrams 16,566,046 96.16% 661,192 3.84 Russell N. Jones 16,731,536 97.12% 495,702 2.88 Lori M. O’Neill 16,754,240 97.25% 472,998 2.75 Thomas Sieber 16,762,256 97.30% 464,982 2.70 Kent P. Thexton 16,623,928 96.50% 603,310 3.50 Gregory L. Waters 16,766,993 97.33% 460,244 2.67 James R. Anderson 16,764,978 97.32% 462,260 2.68 Karima Bawa 16,746,586 97.21% 480,651 2.79 2. The Shareholders voted by way of a show of hands and Ernst & Young LLP, Chartered Professional Accountants, were reappointed as auditors of the Corporation for the ensuing year until the close of the next annual meeting of Shareholders and the directors of the Corporation were authorized to determine their remuneration. Proxies received as of the proxy cut-off time on May 19, 2020 were voted as follows: Votes For % Votes For Votes Withheld % Votes Withheld 26,295,855 99.34% 175,432 0.66% 3. The Shareholders voted by way of ballot and approved certain amendments to and all of the unallocated entitlements under the Corporation’s Amended and Restated 1997 Stock Option Plan, as more particularly described in the Corporation’s Management Information Circular dated April 20, 2020 (the “Circular”), as follows:

Votes For % Votes For Votes Against % Votes Against 12,586,014 73.06% 4,641,224 26.94% 4. The Shareholders voted by way of ballot and approved certain amendments to the Corporation’s 2011 Treasury Based Restricted Share Unit Plan, as more particularly described in the Circular, as follows: Votes For % Votes For Votes Against % Votes Against 12,630,650 73.32% 4,596,587 26.68% 5. The Shareholders voted by way of ballot and approved the non-binding resolution approving the compensation of the Corporation’s named executive officers, as follows: Votes For % Votes For Votes Against % Votes Against 12,727,726 73.88% 4,499,510 26.12% 6. The Shareholders voted by way of a show of hands and approved the amendment to, and restatement of, the Corporation’s Amended and Restated By-Law No. 1, as more particularly described in the Circular. Proxies received as of the proxy cut-off time on May 19, 2020 were voted as follows: Votes For % Votes For Votes Against % Votes Against 16,761,781 97.30% 465,026 2.70% 7. The Shareholders voted by way of a show of hands and approved a special resolution authorizing the Corporation to apply for a certificate of amendment under the CBCA to amend its Articles to increase the maximum number of directors of the Corporation from nine to twelve, as more particularly described in the Circular. Proxies received as of the proxy cut-off time on May 19, 2020 were voted as follows: Votes For % Votes For Votes Against % Votes Against 16,678,338 96.82% 548,468 3.18% The final scrutineer’s report is attached to this report as Schedule “A”. No other business was voted upon at the Meeting. Dated: May 22, 2020

SCHEDULE “A” See attached.

SIERRA WIRELESS INC ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON MAY 21, 2020 FINAL SCRUTINEER'S REPORT 1 SHAREHOLDER IN PERSON, REPRESENTING 431 SHARES 125 SHAREHOLDERS BY PROXY, REPRESENTING 26,471,287 SHARES 126 TOTAL SHAREHOLDERS, HOLDING 26,471,718 SHARES TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE: 36,337,256 PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING: 72.85 % CHRISTIAN CARVACHO SCRUTINEER The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered securityholders and, if Computershare has mailed voting instruction forms (VIFs) directly to non-objecting beneficial owners (NOBOs) on behalf of the issuer, VIFs returned directly to us by NOBOs, combined with cumulative reports of beneficial holder voting compiled and submitted by one or more third parties. As such, Computershare is only responsible for, and warrants the accuracy of our own tabulation of proxies and VIFs. Computershare is not responsible for and does not warrant the accuracy of the cumulative reports of beneficial holder voting submitted by any third party. If Computershare has mailed voting instruction forms directly to NOBOs on behalf of the issuer, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. Although Computershare reconciles these records to the Form 54-101F4 Omnibus Proxy delivered to us as required under National Instrument 54-101, in some cases insufficient securities may be held within intermediary positions at The Canadian Depository for Securities, Limited as at record date to support all securities represented. In these cases, if the situation cannot be rectified, over voting rules are applied as directed by the Chair. Upon receipt of any cumulative reports of beneficial holder voting compiled and submitted by one or more third parties, Computershare reviews the total votes received for each intermediary and reconciles the number to the position available to the intermediary on any omnibus proxy or supplemental omnibus proxy received. In the event the intermediary’s position is insufficient to allow for the tabulation of the entire vote, Computershare may, but shall not be required to, take steps to rectify the situation. In the event the situation is not rectified, over voting rules are applied as directed by the Chair. Acting on the direction of the Chair of the meeting, Computershare may have included in our reports, the details of beneficial holders attending in person, whose ownership or previous voting status we cannot confirm or verify but whose identity may be supported by documentation, such as a VIF issued by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the direction from the Chair, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

SIERRA WIRELESS INC ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON MAY 21, 2020 LIST OF SHAREHOLDERS ATTENDING IN PERSON SHARES VOTED IN SHARES VOTED BY PERSON PROXY NAME J A FARAC 10 0 (APPOINTMENT) JENNIFER FARAC 421 0 (APPOINTMENT) TOTAL 431 0 TOTAL APPOINTEES AT MEETING: 2 TOTAL SHAREHOLDERS VOTED IN PERSON: 2 TOTAL SHAREHOLDERS IN ATTENDANCE: 2 Page 1 of 1

Computershare

SIERRA WIRELESS INC

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON MAY 21, 2020

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD/ ABSTAIN	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD/ ABSTAIN
Gregory D. Aasen	16,516,362	0	710,445	0	9,244,480	95.88%	0.00%	4.12%
Robin A. Abrams	16,565,615	0	661,192	0	9,244,480	96.16%	0.00%	3.84%
James R. Anderson	16,764,547	0	462,260	0	9,244,480	97.32%	0.00%	2.68%
Russell N. Jones	16,731,105	0	495,702	0	9,244,480	97.12%	0.00%	2.88%
Lori M. O'Neill	16,753,809	0	472,998	0	9,244,480	97.25%	0.00%	2.75%
Thomas Sieber	16,761,825	0	464,982	0	9,244,480	97.30%	0.00%	2.70%
Kent P. Thexton	16,623,497	0	603,310	0	9,244,480	96.50%	0.00%	3.50%
Gregory L. Waters	16,766,562	0	460,244	0	9,244,481	97.33%	0.00%	2.67%
Karima Bawa	16,746,155	0	480,651	0	9,244,481	97.21%	0.00%	2.79%
Appointment of Auditors	26,295,855	0	175,432	0	0	99.34%	0.00%	0.66%
Approval of Amendments to and Continuation of the Amended and Restated 1997 Option Plan	12,585,583	4,641,224	0	0	9,244,480	73.06%	26.94%	0.00%
Approval of Amendments to the 2011 Treasury Based Restricted Share Unit Plan	12,630,219	4,596,587	0	0	9,244,481	73.32%	26.68%	0.00%
Approval of Corporation's Approach to Executive Compensation	12,727,295	4,499,510	0	0	9,244,482	73.88%	26.12%	0.00%
Approval of Amended and Restated By-Law No. 1	16,761,781	465,026	0	0	9,244,480	97.30%	2.70%	0.00%
Approval of Amendment of Articles	16,678,338	548,468	0	0	9,244,481	96.82%	3.18%	0.00%

SIERRA WIRELESS INC ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON MAY 21, 2020 REPORT ON PROXIES NUMBER OF SHARES PERCENTAGE OF VOTES CAST MOTIONS FOR AGAINST WITHHELD/ SPOILED NON VOTE FOR AGAINST WITHHELD/ ABSTAIN ABSTAIN TOTAL SHAREHOLDERS VOTED BY PROXY: 125 TOTAL SHARES ISSUED & OUTSTANDING: 36,337,256 TOTAL SHARES VOTED: 26,471,287 CHRISTIAN CARVACHO TOTAL % OF SHARES VOTED: 72.85% SCRUTINEER

SIERRA WIRELESS INC ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON MAY 21, 2020 GUEST ATTENDANCE REGISTER NAME REPRESENTING/FIRM DAVID CLIMIE SAM COCHRANE JENNIFER A. FARAC MGMT DAVID G. MCLENNAN MGMT TRISHA ROBERTSON MGMT NUMBER OF GUESTS PRESENT: 5 Page 1 of 1

Computershare

SIERRA WIRELESS INC.

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON MAY 21, 2020

REPORT ON BALLOT

MOTION #1

Election of Directors

We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows:

Name	Votes in Favor	%	Votes Withheld	%
Gregory D. Aasen	16,516,793	95.88	710,445	4.12
Robin A. Abrams	16,566,046	96.16	661,192	3.84
James R. Anderson	16,764,978	97.32	462,260	2.68
Russell N. Jones	16,731,536	97.12	495,702	2.88
Lori M. O'Neill	16,754,240	97.25	472,998	2.75
Thomas Sieber	16,762,256	97.30	464,982	2.70
Kent P. Thexton	16,623,928	96.50	603,310	3.50
Gregory L. Waters	16,766,993	97.33	460,244	2,67
Karima Bawa	16,746,586	97.21	480,651	2.79

____

Christian Carvacho, Scrutineer

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered securityholders and, if Computershare has mailed voting instruction forms (VIFs) directly to non-objecting beneficial owners (NOBOs) on behalf of the issuer, VIFs returned directly to us by NOBOs, combined with cumulative reports of beneficial holder voting compiled and submitted by one or more third parties. As such, Computershare is only responsible for, and warrants the accuracy of our own tabulation of proxies and VIFs. Computershare is not responsible for and does not warrant the accuracy of the cumulative reports of beneficial holder voting submitted by any third party.

If Computershare has mailed voting instruction forms directly to NOBOson behalf of the issuer, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. Although Computershare reconciles these records to the Form 54-101F4
Omnibus Proxy delivered to us as required under National Instrument 54-101, in some cases insufficient securities may be held within intermediary positions at The Canadian Depository for Securities, Limited as at record date to support all securities represented. In these cases, if the situation cannot be rectified, over voting rules are applied as directed by the Chair.

Upon receipt of any cumulative reports of beneficial holder voting compiled and submitted by one or more third parties, Computershare reviews the total votes received for each intermediary and reconciles the number to the position available to the intermediary on any omnibus proxy or supplemental omnibus proxy received. In the event the intermediary's position is insufficient to allow for the tabulation of the entire vote, Computershare may, but shall not be required to, take steps to rectify the situation. In the event the situation is not rectified, over voting rules are applied as directed by the Chair.

Acting on the direction of the Chair of the meeting, Computershare may have included in our reports, the details of beneficial holders attending in person, whose ownership or previous voting status we cannot confirm or verify but whose identity may be supported by documentation, such as a VIF issued by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the direction from the Chair, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

SIERRA WIRELESS INC ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON MAY 21, 2020 REPORT ON BALLOT MOTION #3 Approval of Amendments to and Continuation of the Amended and Restated 1997 Option Plan We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows: NUMBER OF VOTES FOR the motion 12,586,014 73.06% AGAINST the motion 4,641,224 26.94% Total 17,227,238 Christian Carvacho Scrutineer The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered securityholders and, if Computershare has mailed voting instruction forms (VIFs) directly to non-objecting beneficial owners (NOBOs) on behalf of the issuer, VIFs returned directly to us by NOBOs, combined with cumulative reports of beneficial holder voting compiled and submitted by one or more third parties. As such, Computershare is only responsible for, and warrants the accuracy of our own tabulation of proxies and VIFs. Computershare is not responsible for and does not warrant the accuracy of the cumulative reports of beneficial holder voting submitted by any third party. If Computershare has mailed voting instruction forms directly to NOBOs on behalf of the issuer, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. Although Computershare reconciles these records to the Form 54-101F4 Omnibus Proxy delivered to us as required under National Instrument 54-101, in some cases insufficient securities may be held within intermediary positions at The Canadian Depository for Securities, Limited as at record date to support all securities represented. In these cases, if the situation cannot be rectified, over voting rules are applied as directed by the Chair. Upon receipt of any cumulative reports of beneficial holder voting compiled and submitted by one or more third parties, Computershare reviews the total votes received for each intermediary and reconciles the number to the position available to the intermediary on any omnibus proxy or supplemental omnibus proxy received. In the event the intermediary’s position is insufficient to allow for the tabulation of the entire vote, Computershare may, but shall not be required to, take steps to rectify the situation. In the event the situation is not rectified, over voting rules are applied as directed by the Chair. Acting on the direction of the Chair of the meeting, Computershare may have included in our reports, the details of beneficial holders attending in person, whose ownership or previous voting status we cannot confirm or verify but whose identity may be supported by documentation, such as a VIF issued by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the direction from the Chair, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

SIERRA WIRELESS INC ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON MAY 21, 2020 REPORT ON BALLOT MOTION #4 Approval of Amendments to the 2011 Treasury Based Restricted Share Unit Plan We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows: NUMBER OF VOTES FOR the motion 12,630,650 73.32% AGAINST the motion 4,596,587 26.68% Total 17,227,237 Christian Carvacho Scrutineer The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered securityholders and, if Computershare has mailed voting instruction forms (VIFs) directly to non-objecting beneficial owners (NOBOs) on behalf of the issuer, VIFs returned directly to us by NOBOs, combined with cumulative reports of beneficial holder voting compiled and submitted by one or more third parties. As such, Computershare is only responsible for, and warrants the accuracy of our own tabulation of proxies and VIFs. Computershare is not responsible for and does not warrant the accuracy of the cumulative reports of beneficial holder voting submitted by any third party. If Computershare has mailed voting instruction forms directly to NOBOs on behalf of the issuer, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. Although Computershare reconciles these records to the Form 54-101F4 Omnibus Proxy delivered to us as required under National Instrument 54-101, in some cases insufficient securities may be held within intermediary positions at The Canadian Depository for Securities, Limited as at record date to support all securities represented. In these cases, if the situation cannot be rectified, over voting rules are applied as directed by the Chair. Upon receipt of any cumulative reports of beneficial holder voting compiled and submitted by one or more third parties, Computershare reviews the total votes received for each intermediary and reconciles the number to the position available to the intermediary on any omnibus proxy or supplemental omnibus proxy received. In the event the intermediary’s position is insufficient to allow for the tabulation of the entire vote, Computershare may, but shall not be required to, take steps to rectify the situation. In the event the situation is not rectified, over voting rules are applied as directed by the Chair. Acting on the direction of the Chair of the meeting, Computershare may have included in our reports, the details of beneficial holders attending in person, whose ownership or previous voting status we cannot confirm or verify but whose identity may be supported by documentation, such as a VIF issued by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the direction from the Chair, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

SIERRA WIRELESS INC ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON MAY 21, 2020 REPORT ON BALLOT MOTION #5 Approval of Corporation’s Approach to Executive Compensation We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows: NUMBER OF VOTES FOR the motion 12,727,726 73.88% AGAINST the motion 4,499,510 26.12% Total 17,227,236 Christian Carvacho Scrutineer The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered securityholders and, if Computershare has mailed voting instruction forms (VIFs) directly to non-objecting beneficial owners (NOBOs) on behalf of the issuer, VIFs returned directly to us by NOBOs, combined with cumulative reports of beneficial holder voting compiled and submitted by one or more third parties. As such, Computershare is only responsible for, and warrants the accuracy of our own tabulation of proxies and VIFs. Computershare is not responsible for and does not warrant the accuracy of the cumulative reports of beneficial holder voting submitted by any third party. If Computershare has mailed voting instruction forms directly to NOBOs on behalf of the issuer, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. Although Computershare reconciles these records to the Form 54-101F4 Omnibus Proxy delivered to us as required under National Instrument 54-101, in some cases insufficient securities may be held within intermediary positions at The Canadian Depository for Securities, Limited as at record date to support all securities represented. In these cases, if the situation cannot be rectified, over voting rules are applied as directed by the Chair. Upon receipt of any cumulative reports of beneficial holder voting compiled and submitted by one or more third parties, Computershare reviews the total votes received for each intermediary and reconciles the number to the position available to the intermediary on any omnibus proxy or supplemental omnibus proxy received. In the event the intermediary’s position is insufficient to allow for the tabulation of the entire vote, Computershare may, but shall not be required to, take steps to rectify the situation. In the event the situation is not rectified, over voting rules are applied as directed by the Chair. Acting on the direction of the Chair of the meeting, Computershare may have included in our reports, the details of beneficial holders attending in person, whose ownership or previous voting status we cannot confirm or verify but whose identity may be supported by documentation, such as a VIF issued by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the direction from the Chair, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.